UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

TuanChe Limited

(Exact name of registrant as specified in its charter)

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District

Beijing, 100038

The People’s Republic of China

(+86-10) 6399-8902

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Registered Direct Offering

On October 24, 2024, TuanChe Limited (the “Company”) entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investor (the “Purchaser”) pursuant to which the Company agreed to sell (1) 241,677 American Depositary Shares (the “ADSs”), and (2) certain pre-funded warrants to purchase up to 520,042 ADSs (the “Pre-Funded Warrants”) in a registered direct offering, and (3) in a concurrent private placement, restricted warrants to purchase an aggregate of up to 761,719 ADSs (the “Restricted Warrants”), for aggregate gross proceeds of approximately $1.1 million (the “Offering”).

Each Pre-Funded Warrant is exercisable for one ADS at an exercise price of US$0.001. We are offering the Pre-Funded Warrants to certain purchasers whose purchase of the ADSs in this offering would otherwise result in such purchase, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchase, 9.99%) of our outstanding ordinary shares immediately following the consummation of this offering. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

Each Restricted Warrant is exercisable immediately as of the date of issuance at an exercise price of $1.4494 per ADS and expire five years from the date of issuance. The Restricted Warrants and the ADSs issuable upon the exercise of the warrants are not being registered under the Securities Act of 1933, as amended (the “Securities Act”) and are being offered pursuant to an exemption from the registration requirements of the Securities Act provided in Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D.

The Company agreed in the Purchase Agreement that it would not issue any ADSs, ordinary shares, or ordinary share equivalents for sixty (60) calendar days following the closing of the Offering subject to certain exceptions.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding 10% or more of the Company’s ADSs or ordinary shares entered into lock-up agreements (the “Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any ADSs which are or will be beneficially owned by them for ninety (90) days following the closing of the Offering.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate use. The Offering closed on October 28, 2024.

The Company entered into certain placement agency agreement dated October 24, 2024 (the “Letter Agreement”), with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 5% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent up to an aggregate of $40,000 for the for non-accountable expenses and reasonable and accounted fees and expenses of legal counsel.

Copies of the form of the Purchase Agreement, form of Pre-Funded Warrant, form of Restricted Warrant, form of Lock-Up Agreement and form of Letter Agreement are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, Prefunded-Warrants, Restricted Warrants, Lock-Up Agreement and the Letter Agreement are subject to, and qualified in their entirety by, such documents.

On October 24, 2024, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.6 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman Islands counsel Maples and Calder (Hong Kong) LLP is attached hereto as Exhibit 5.1.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Maples and Calder (Hong Kong) LLP
99.1	Form of the Purchase Agreement
99.2	Form of Pre-Funded Warrant
99.3	Form of Restricted Warrant
99.4	Form of Lock-Up Agreement
99.5	Form of Letter Agreement
99.6	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 30, 2024

TuanChe Limited

By:	/s/ Simon Li
Name:	Simon Li
Title:	Chief Financial Officer

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